UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-40996

MDXHEALTH SA

(Translation of registrant’s name into English)

CAP Business Center

Zone Industrielle des Hauts-Sarts

4040 Herstal, Belgium

+32 4 257 70 21

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

MDXHEALTH SA

MDxHealth SA (the “Company”) hereby furnishes the attached documents in connection with its Ordinary and Extraordinary General Shareholders’ Meetings to be held on Thursday, May 30, 2024 at 3:00 p.m., Belgian time, at the offices of the notary public Stijn Raes, at Kortrijksesteenweg 1147, 9051 Ghent, Belgium, or at such other place as will be indicated at that place at that time.

The information in the attached Exhibits 99.1-99.12 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall they be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Exhibit No.	Description of Exhibit
99.1	Convening Notice
99.2	2024 Ordinary and Extraordinary General Shareholders' Meetings Notice Letter
99.3	Attendance Form
99.4	Proxy Form
99.5	2023 Consolidated Financial Statements
99.6	Combined Report of the Board of Directors on the Consolidated and (non-consolidated) Statutory Financial Statements
99.7	Board Report in relation to the 2024 Share Option Plan
99.8	2024 Share Option Plan
99.9	Board Report in relation to the Exact Sciences Warrants
99.10	Exact Sciences Warrants Terms & Conditions
99.11	Board Report in relation to the OrbiMed Warrants
99.12	OrbiMed Warrants Terms & Conditions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDXHEALTH SA

Date: May 16, 2024	By:	/s/ Michael McGarrity
		Name:	Michael McGarrity
		Title:	Chief Executive Officer

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